                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A
                                (AMENDMENT NO. 1)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*


                              BARGO ENERGY COMPANY
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   067587 10 5
                                 (CUSIP NUMBER)

                               D. MARTIN PHILLIPS
                            ENCAP INVESTMENTS L.L.C.
                           1100 LOUISIANA, SUITE 3150
                              HOUSTON, TEXAS 77002
                                 (713) 659-6100
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 JANUARY 1, 2001
                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 204.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 067587 10 5
                                  SCHEDULE 13D


(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

            ENCAP ENERGY CAPITAL FUND III, L.P.


(2)   Check the Appropriate Box if a Member of a Group
      (See Instructions)                                                (a)  [ ]
                                                                        (b)  [X]

(3)   SEC Use Only


(4)   Source of Funds (See Instructions)                         OO (SEE ITEM 3)


(5)   Check if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)                                         [ ]


(6)   Citizenship or Place of Organization       EnCap Energy Capital
                                                 Fund III, L.P. ("EnCap III") is
                                                 a limited partnership
                                                 organized under the laws of
                                                 the State of Texas

      Number of                (7)      Sole Voting Power           5,583,755(1)
      Shares Bene-
      ficially                 (8)      Shared Voting Power                    0
      Owned by
      Each                     (9)      Sole Dispositive Power      5,583,755(1)
      Reporting
      Person With              (10)     Shared Dispositive Power               0

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                       5,583,755

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                                                     [ ]


(13)  Percent of Class Represented by Amount in Row (11)                6.35%(2)


(14)  Type of Reporting Person (See Instructions)                             PN

         (1) As exercised through its general partner, EnCap Investments L.L.C.

         (2) Based on 87,933,000 shares issued and outstanding as of November 14, 2000 as reported in the Form 10-QSB of the Issuer for the quarter ended September 30, 2000.

CUSIP NO. 067587 10 5
                                  SCHEDULE 13D


(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

            ENCAP INVESTMENTS L.L.C.

(2)   Check the Appropriate Box if a Member of a Group
      (See Instructions)                                                 (a) [ ]
                                                                         (b) [X]

(3)   SEC Use Only

(4)   Source of Funds (See Instructions)                         OO (SEE ITEM 3)

(5)   Check if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)                                         [ ]

(6)   Citizenship or Place of Organization       EnCap Investments L.L.C.
                                                 ("EnCap Investments") is a
                                                 limited liability company
                                                 organized under the laws of
                                                 the State of Delaware

      Number of                (7)      Sole Voting Power                      0
      Shares Bene-
      ficially                 (8)      Shared Voting Power        17,839,602(1)
      Owned by
      Each                     (9)      Sole Dispositive Power                 0
      Reporting
      Person With              (10)     Shared Dispositive Power   17,839,602(1)

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                   17,839,602(2)


(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                                                     [ ]


(13)  Percent of Class Represented by Amount in Row (11)               20.29%(3)


(14)  Type of Reporting Person (See Instructions)                             OO

         (1) EnCap Investments may be deemed to have voting and dispositive power with respect to the shares of Common Stock owned by EnCap III, EnCap III-B, and BOCP (defined herein), as well as certain other affiliates of EnCap Investments. See Items 2, 5 and 6.

         (2) EnCap Investments disclaims any beneficial ownership of the shares owned by EnCap III, EnCap III-B, BOCP, and such other affiliates.

         (3) Based on 87,933,000 shares issued and outstanding as of November 14, 2000 as reported in the Form 10-QSB of the Issuer for the quarter ended September 30, 2000.

CUSIP NO. 067587 10 5
                                  SCHEDULE 13D

(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

            ENCAP ENERGY CAPITAL FUND III-B, L.P.


(2)   Check the Appropriate Box if a Member of a Group
      (See Instructions)                                                (a)  [ ]
                                                                        (b)  [X]

(3)   SEC Use Only


(4)   Source of Funds (See Instructions)                         OO (SEE ITEM 3)


(5)   Check if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)                                         [ ]


(6)   Citizenship or Place of Organization       EnCap Energy Capital
                                                 Fund III-B, L.P.
                                                 ("En-Cap III-B") is a limited
                                                 partnership organized under
                                                 the laws of the State of Texas

      Number of                (7)      Sole Voting Power           4,222,999(1)
      Shares Bene-
      ficially                 (8)      Shared Voting Power                    0
      Owned by
      Each                     (9)      Sole Dispositive Power      4,222,999(1)
      Reporting
      Person With              (10)     Shared Dispositive Power               0

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                       4,222,999

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                                                     [ ]


(13)  Percent of Class Represented by Amount in Row (11)                4.80%(2)


(14)  Type of Reporting Person (See Instructions)                             PN



         (1) As exercised through its general partner, EnCap Investments L.L.C.

         (2) Based on 87,933,000 shares issued and outstanding as of November 14, 2000 as reported in the Form 10-QSB of the Issuer for the quarter ended September 30, 2000.

CUSIP NO. 067587 10 5
                                  SCHEDULE 13D



(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

            BOCP ENERGY PARTNERS, L.P.


(2)   Check the Appropriate Box if a Member of a Group
      (See Instructions)                                                (a)  [ ]
                                                                        (b)  [X]

(3)   SEC Use Only


(4)   Source of Funds (See Instructions)                         OO (SEE ITEM 3)


(5)   Check if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)                                         [ ]


(6)   Citizenship or Place of Organization       BOCP Energy Partners, L.P.
                                                 ("BCOP") is a limited
                                                 partnership organized
                                                 under the laws of the State
                                                 of Texas

      Number of                (7)      Sole Voting Power                      0
      Shares Bene-
      ficially                 (8)      Shared Voting Power         1,366,277(1)
      Owned by
      Each                     (9)      Sole Dispositive Power                 0
      Reporting
      Person With              (10)     Shared Dispositive Power    1,366,277(1)

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                       1,366,277

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                                                     [ ]


(13)  Percent of Class Represented by Amount in Row (11)                1.55%(2)


(14)  Type of Reporting Person (See Instructions)                             PN

         (1) Voting and dispositive power is shared between BOCP and EnCap Investments (defined herein) by virtue of a management agreement. See Items 5 and 6.

         (2) Based on 87,933,000 shares issued and outstanding as of November 14, 2000 as reported in the Form 10-QSB of the Issuer for the quarter ended September 30, 2000.

ITEM 1. SECURITY AND ISSUER.

      No modification.

ITEM 2. IDENTITY AND BACKGROUND.

      Item 2 is amended and restated in its entirety as follows:

      (a) - (c)

      EnCap Energy Capital Fund III, L.P.("EnCap III"), is a Texas limited partnership with its offices located at 1100 Louisiana Street, Suite 3150, Houston, Texas 77002. The principal business of EnCap III is engaging in oil and gas investments. EnCap Investments L.L.C., a Delaware limited liability company ("EnCap Investments"), is the general partner of EnCap III.

      EnCap Energy Capital Fund III-B, L.P. ("EnCap III-B") is a Texas limited partnership with its principal executive offices at 1100 Louisiana Street, Suite 3150, Houston, Texas 77002. The principal business of EnCap III-B is engaging in oil and gas investments. EnCap Investments is the general partner of EnCap III-B.

      EnCap Investments is a Delaware limited liability company with its principal executive offices at 1100 Louisiana Street, Suite 3150, Houston, Texas 77002. EnCap Investments is the general partner of EnCap III and EnCap III-B. The principal business of EnCap Investments is engaging in oil and gas investments. Current information concerning the sole member and executive officers of EnCap Investments is set forth on Schedule I hereto. The sole member of EnCap Investments is El Paso Merchant Energy Holding Company, a Delaware corporation ("El Paso Merchant Energy").

      El Paso Merchant Energy Holding Company is a Delaware corporation with its principal executive offices at 1001 Louisiana Street, Houston, Texas 77002. The principal business of El Paso Merchant Energy is a broad range of activities in the energy marketplace, including asset ownership, trading and risk management, and financial services. Current information concerning the controlling person and executive officers and directors of El Paso Merchant Energy is set forth on
Schedule I hereto. The controlling person of El Paso Merchant Energy is El Paso Corporation, a Delaware corporation ("El Paso Corporation").

      El Paso Corporation is a Delaware corporation with its principal executive offices located at 1001 Louisiana Street, Houston, Texas 77002. The principal business of El Paso Corporation is serving as a holding company for its various subsidiaries, which are engaged in energy and related businesses. Current information concerning the executive officers and directors of El Paso Corporation is set forth on Schedule I hereto.

      BOCP Energy Partners, L.P. ("BOCP") is a Texas limited partnership. The principal business of BOCP is engaging in oil and gas investments. The principal executive offices of BOCP are located at 1100 Louisiana Street, Suite 3150, Houston, Texas 77002. Banc One Capital Partners VIII, Ltd. is the general partner of BOCP.

      Banc One Capital Partners VIII, Ltd. ("Banc One Capital Partners") is an Ohio limited liability company, with its principal executive offices at 100 East Broad Street, Columbus, Ohio 43215. The principal business of Banc One Capital Partners is operating a closed-end investment fund that acts as the general partner of BOCP, and engaging in other activities necessary or incidental to such fund. The managing member of Banc One Capital Partners is BOCP Holdings Corporation, an Ohio corporation.

      BOCP Holdings Corporation ("BOCP Holdings") is an Ohio corporation with its principal executive offices at 100 East Broad Street, Columbus, Ohio 43215. The principal business of BOCP Holdings is investments. BOCP Holdings is a wholly-owned subsidiary of Banc One Capital Holdings Corporation, an Ohio corporation. Current information concerning the directors and executive officers of BOCP Holdings is set forth on Schedule I hereto.

      Banc One Capital Holdings Corporation ("Banc One Capital Holdings") is an Ohio corporation with its principal executive offices at 100 East Broad Street, Columbus, Ohio 43215 and is a wholly-owned subsidiary of Bank One Corporation. The principal business of Banc One Capital Holdings is investments. Current information concerning the directors and executive officers of Banc One Capital Holdings is set forth on Schedule I hereto.

      Bank One Corporation ("Bank One Corporation") is an Delaware corporation with its principal executive offices at One Bank One Plaza, 9th Floor, Chicago, Illinois 60670. Bank One Corporation is a bank holding company that provides a full range of consumer and commercial banking and related financial services. Current information concerning the directors and executive officers of Bank One Corporation is set forth on Schedule I hereto.

      (d)-(f)

      See Schedule I

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      No modification.

ITEM 4. PURPOSE OF TRANSACTION.

      No modification.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      Item 5(a) and 5(b) are amended and restated in their entirety as follows:

      (a) EnCap III. EnCap III is the beneficial owner of 5,583,755 shares of Common Stock. Based on the 87,933,000 shares of Common Stock outstanding, as reported in the Issuer's Form 10-QSB for the quarter ended September 30, 2000, EnCap III is the beneficial owner of approximately 6.35% of the outstanding shares of Common Stock of the Issuer.

            EnCap III-B. EnCap III-B is the beneficial owner of 4,222,999 shares of Common Stock. Based on the 87,933,000 shares of Common Stock outstanding, as reported in the Issuer's Form 10-QSB for the quarter ended September 30, 2000, EnCap III-B is the beneficial owner of approximately 4.8% of the outstanding shares of Common Stock of the Issuer.

            BOCP. BOCP is the beneficial owner of 1,366,277 shares of Common Stock. Based on the 87,933,000 shares of Common Stock outstanding, as reported in the Issuer's Form 10-QSB for the quarter ended September 30, 2000, BOCP is the beneficial owner of approximately 1.55% of the outstanding shares of Common Stock of the Issuer.

            EnCap Investments. EnCap Investments, as the sole general partner of EnCap III and EnCap III-B, and, as an investment advisor of BOCP, is the beneficial owner of 11,173,031 shares of Common Stock of the Issuer. EnCap Investments is also the beneficial owner of an additional 6,666,571 shares of Common Stock owned by other affiliates of EnCap Investments. Based on the 87,933,000 shares of Common Stock outstanding, as reported in the Issuer's Form 10-QSB for the quarter ended September 30, 2000, EnCap Investments is the beneficial owner of approximately 20.29% of the outstanding shares of Common Stock.

            El Paso Merchant and El Paso Corporation. Each of El Paso Merchant Energy and El Paso Corporation may be deemed to be the beneficial owner of the shares of Common Stock owned or deemed owned by EnCap Investments (by virtue of being controlling persons of EnCap Investments). El Paso Merchant Energy and El Paso Corporation disclaim beneficial ownership of the shares of Common Stock owned or deemed owned by EnCap Investments.

            Banc One Capital Partners, BOCP Holdings, Banc One Capital Holdings and Bank One Corporation. Each of Banc One Capital Partners, BOCP Holdings, Banc One Capital Holdings and Bank One Corporation may be deemed to be the beneficial owner of the shares of Common Stock owned or deemed owned by BOCP (by virtue of being controlling persons of BOCP). Banc One Capital Partners, BOCP Holdings, Banc One Capital Holdings and Bank One Corporation disclaim beneficial ownership of the shares of Common Stock owned or deemed owned by BOCP.

            Executive Officers and Directors. Except as otherwise described herein, to the knowledge of the reporting persons, no person listed in Schedule I has the power to vote or direct the vote or dispose or direct the disposition of any shares of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

      The following is added to Item 6:

      VOTING AGREEMENT

      EnCap III and EnCap III-B entered into a Voting Agreement with Bellweather Exploration Company, a Delaware corporation, dated effective January 1, 2001. Pursuant to the Voting Agreement, from the effective date until the termination of the merger agreement between the Issuer and Bellweather or until the consummation of the merger of the Issuer into Bellweather, each of EnCap III and EnCap III-B has agreed that it will not, and, where applicable, will not cause its officers or directors to, (i) sell, transfer, pledge, or otherwise dispose of any of its shares of Common Stock or Preferred Stock to any person other than Bellweather or the Issuer unless such transferee has agreed in writing to be bound by the terms of the Voting Agreement, or grant an option or enter into any other agreement or arrangement with respect to the foregoing; (ii) grant a proxy with respect to any shares of Common Stock or Preferred Stock to any person other than Bellweather, or grant an option or enter into any other agreement or arrangement with respect to the foregoing; (iii) take any action to solicit, initiate, or encourage any offer or proposal for, or any indication of interest in, a merger or other business combination directly or indirectly involving the Issuer or any subsidiary of the Issuer, or the acquisition of a substantial equity interest in, or a substantial portion of the assets of, any such party;
(iv) engage in negotiations with or disclose any nonpublic information relating to the Issuer or its subsidiaries; or (v) afford access to the Issuer's properties, books, or records to any person that may be considering making, or has made, an offer or proposal for a merger or other business combination involving the Issuer. Each of EnCap III and EnCap III-B has also agreed that it will vote, or execute a written consent with respect to all the shares of Common Stock and Preferred Stock it owns, in favor of approval of the Merger Agreement and against any other offer or proposal for a business combination or merger involving the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 has been amended and restated in its entirety as follows:

Exhibit 1      -  Joint Filing Agreement dated March 21, 2001 among EnCap III,
                  EnCap III-B, BOCP and EnCap Investments.*

Exhibit 4.1     - Registration Rights Agreement dated August 14, 1998
                  between Future Petroleum Corporation, Energy Capital Investment Company PLC and EnCap Equity 1994 Limited Partnership.***

Exhibit 4.2     - Second Amendment to Registration Rights Agreement dated
                  May 14, 1999 by and among Bargo Energy Company, a Texas corporation, Energy Capital Investment Company PLC, an English investment company, EnCap Equity 1994 Limited Partnership, a Texas limited partnership, EnCap Energy Capital Fund III-B, L.P., a Texas limited partnership, BOCP Energy Partners, L.P., a Texas limited partnership, EnCap Energy Capital Fund III, L.P., a Texas limited partnership, Kayne Anderson Energy Fund, L.P., a Delaware limited partnership, BancAmerica Capital Investors SBIC I, L.P., a Delaware limited partnership, Eos Partners, L.P., a Delaware limited partnership, Eos Partners SBIC, L.P., a Delaware limited partnership, Eos Partners SBIC II, L.P., a Delaware limited partnership, and SGC Partners II LLC, a Delaware limited liability company.**

Exhibit 4.3     - Second Amended and Restated Shareholders' Agreement dated May
                  14, 1999 by and among Bargo Energy Company, a Texas corporation, B. Carl Price, a Texas resident, Don Wm. Reynolds, a Texas resident, Energy Capital Investment Company PLC, an English investment company, EnCap Equity 1994 Limited Partnership, a Texas limited partnership, Bargo Energy Resources, Ltd., a Texas limited partnership, TJG Investments, Inc., a Texas corporation, Bargo Energy Company, a Texas general partnership, Tim J. Goff, Thomas Barrow, James E. Sowell, Bargo Operating Company, Inc., a Texas corporation, EnCap Energy Capital Fund III-B, L.P., a Texas limited partnership, BOCP Energy Partners, L.P., a Texas limited partnership, EnCap Energy Capital Fund III, L.P., a Texas limited partnership, Kayne Anderson Energy Fund, L.P., a Delaware limited partnership, BancAmerica Capital Investors SBIC I, L.P., a Delaware limited partnership, Eos Partners, L.P., a Delaware limited partnership, Eos Partners SBIC II, L.P., a Delaware limited partnership, and SGC Partners II, LLC, a Delaware limited liability company.**

Exhibit 10.1    - Stock Purchase Agreement dated May 14, 1999 by and among
                  Energy Capital Investment Company PLC, an English investment company, EnCap Energy Capital Fund III-B, L.P., a Texas limited partnership, BOCP Energy Partners, L.P., a Texas limited partnership, EnCap Energy Capital Fund III, L.P., a Texas limited partnership, Kayne Anderson Energy Fund, L.P., a Delaware limited partnership, BancAmerica Capital Investors SBIC I, L.P., a limited partnership, Eos Partners, L.P., a Delaware limited partnership, Eos Partners SBIC, L.P., a Delaware limited partnership, Eos Partners SBIC II, L.P., a Delaware limited partnership, SGC Partners II LLC, a Delaware limited liability company and Bargo Energy Company, a Texas corporation.**

Exhibit 10.2    - Management Agreement dated August 21, 1997, by and
                  among Banc One Capital Partners VIII, Ltd., an Ohio limited liability company, BOCP Energy Partners, L.P., a Texas limited partnership, and EnCap Investments L.L.C., a Texas limited liability company.**

Exhibit  10.4   - Voting Agreement dated January 1, 2001 between
                  Bellweather Exploration Company, a Delaware corporation and EnCap Energy Capital Fund III-B, L.P., a Texas limited partnership.*

Exhibit 10.5    - Voting Agreement dated January 1, 2001 between
                  Bellweather Exploration Company, a Delaware corporation and EnCap Energy Capital Fund III, L.P., a Texas limited partnership.*

*     Filed herewith.

** Incorporated by reference to the same titled exhibit to the reporting persons' Schedule 13D, dated May 21, 1999.

*** Incorporated by reference to Exhibit 4.9 to Schedule 13D/A dated August 14, 1998, as filed regarding the common stock of Future Petroleum Corporation owned by Energy Capital Investment Company PLC, EnCap Equity 1994 Limited Partnership and EnCap Investments L.L.C.

                                   SIGNATURES


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: March 21, 2001              ENCAP ENERGY CAPITAL FUND III, L.P.
                                  By:  EnCap Investments L.L.C., General Partner

                                       By: /s/ D. Martin Phillips
                                           ----------------------
                                           D. Martin Phillips,
                                           Senior Vice President



Date: March 21, 2001              ENCAP ENERGY CAPITAL FUND III-B, L.P.
                                  By:  EnCap Investments L.L.C., General Partner

                                           By: /s/ D. Martin Phillips
                                               ----------------------
                                               D. Martin Phillips,
                                               Senior Vice President


Date: March 21, 2001              BOCP ENERGY PARTNERS, L.P.
                                  By:  EnCap Investments L.L.C., Manager

                                           By: /s/ D. Martin Phillips
                                               ----------------------
                                               D. Martin Phillips,
                                               Senior Vice President


Date: March 21, 2001              ENCAP INVESTMENTS L.L.C.


                                           By: /s/ D. Martin Phillips
                                               ----------------------
                                               D. Martin Phillips,
                                               Senior Vice President

                                 EXHIBIT INDEX

 EXHIBIT
  NUMBER          DESCRIPTION
-----------       -----------

Exhibit 1      -  Joint Filing Agreement dated March 21, 2001 among EnCap III,
                  EnCap III-B, BOCP and EnCap Investments.*

Exhibit 4.1     - Registration Rights Agreement dated August 14, 1998
                  between Future Petroleum Corporation, Energy Capital Investment Company PLC and EnCap Equity 1994 Limited Partnership.***

Exhibit 4.2     - Second Amendment to Registration Rights Agreement dated
                  May 14, 1999 by and among Bargo Energy Company, a Texas corporation, Energy Capital Investment Company PLC, an English investment company, EnCap Equity 1994 Limited Partnership, a Texas limited partnership, EnCap Energy Capital Fund III-B, L.P., a Texas limited partnership, BOCP Energy Partners, L.P., a Texas limited partnership, EnCap Energy Capital Fund III, L.P., a Texas limited partnership, Kayne Anderson Energy Fund, L.P., a Delaware limited partnership, BancAmerica Capital Investors SBIC I, L.P., a Delaware limited partnership, Eos Partners, L.P., a Delaware limited partnership, Eos Partners SBIC, L.P., a Delaware limited partnership, Eos Partners SBIC II, L.P., a Delaware limited partnership, and SGC Partners II LLC, a Delaware limited liability company.**

Exhibit 4.3     - Second Amended and Restated Shareholders' Agreement dated May
                  14, 1999 by and among Bargo Energy Company, a Texas corporation, B. Carl Price, a Texas resident, Don Wm. Reynolds, a Texas resident, Energy Capital Investment Company PLC, an English investment company, EnCap Equity 1994 Limited Partnership, a Texas limited partnership, Bargo Energy Resources, Ltd., a Texas limited partnership, TJG Investments, Inc., a Texas corporation, Bargo Energy Company, a Texas general partnership, Tim J. Goff, Thomas Barrow, James E. Sowell, Bargo Operating Company, Inc., a Texas corporation, EnCap Energy Capital Fund III-B, L.P., a Texas limited partnership, BOCP Energy Partners, L.P., a Texas limited partnership, EnCap Energy Capital Fund III, L.P., a Texas limited partnership, Kayne Anderson Energy Fund, L.P., a Delaware limited partnership, BancAmerica Capital Investors SBIC I, L.P., a Delaware limited partnership, Eos Partners, L.P., a Delaware limited partnership, Eos Partners SBIC II, L.P., a Delaware limited partnership, and SGC Partners II, LLC, a Delaware limited liability company.**

Exhibit 10.1    - Stock Purchase Agreement dated May 14, 1999 by and among
                  Energy Capital Investment Company PLC, an English investment company, EnCap Energy Capital Fund III-B, L.P., a Texas limited partnership, BOCP Energy Partners, L.P., a Texas limited partnership, EnCap Energy Capital Fund III, L.P., a Texas limited partnership, Kayne Anderson Energy Fund, L.P., a Delaware limited partnership, BancAmerica Capital Investors SBIC I, L.P., a limited partnership, Eos Partners, L.P., a Delaware limited partnership, Eos Partners SBIC, L.P., a Delaware limited partnership, Eos Partners SBIC II, L.P., a Delaware limited partnership, SGC Partners II LLC, a Delaware limited liability company and Bargo Energy Company, a Texas corporation.**

Exhibit 10.2    - Management Agreement dated August 21, 1997, by and
                  among Banc One Capital Partners VIII, Ltd., an Ohio limited liability company, BOCP Energy Partners, L.P., a Texas limited partnership, and EnCap Investments L.L.C., a Texas limited liability company.**
Exhibit  10.4   - Voting Agreement dated January 1, 2001 between
                  Bellweather Exploration Company, a Delaware corporation and EnCap Energy Capital Fund III-B, L.P., a Texas limited partnership.*

Exhibit 10.5    - Voting Agreement dated January 1, 2001 between
                  Bellweather Exploration Company, a Delaware corporation and EnCap Energy Capital Fund III, L.P., a Texas limited partnership.*

*     Filed herewith.

** Incorporated by reference to the same titled exhibit to the reporting persons' Schedule 13D, dated May 21, 1999.

*** Incorporated by reference to Exhibit 4.9 to Schedule 13D/A dated August 14, 1998, as filed regarding the common stock of Future Petroleum Corporation owned by Energy Capital Investment Company PLC, EnCap Equity 1994 Limited Partnership and EnCap Investments L.L.C.